Exhibit 3.4

FIRST AMENDMENT

TO

BY-LAWS

OF

NATHAN'S FAMOUS, INC.

(effective as of July 6, 2023)

Article II, Section 2 of the By-Laws of Nathan's Famous, Inc. is hereby amended and restated in its entirety as follows:

“2.          QUALIFICATIONS AND NUMBER. A director need not be a stockholder, a citizen of the United States, or a resident of the State of Delaware. The initial Board of Directors shall consist of three persons. Thereafter the number of directors constituting the whole board shall be fixed from time to time by action of the stockholders or of the directors, but shall be not less than three nor more than twenty-seven. The number of directors may be increased or decreased by action of the stockholders or of the directors.”